October 20, 2015

JPMorgan Chase & Co.
Structured Investments
Auto Callable Contingent Interest Notes Linked to the Materials Select Sector SPDR® Fund due October 25, 2018
•     The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Materials Select Sector SPDR® Fund is greater than or equal to 75.00% of the Initial Value, which we refer to as the Interest Barrier.
•     The notes will be automatically called if the closing price of one share of the Materials Select Sector SPDR® Fund on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to the Initial Value.
•     Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
•     Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•     The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•     Minimum denominations of $1,000 and integral multiples thereof
•     The notes are expected to price on or about October 20, 2015 and are expected to settle on or about October 23, 2015.
•     CUSIP: 48128GAW0

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement no. 1a-I and “Selected Risk Considerations” beginning on page TS-6 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1) See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  In no event will these selling commissions exceed $2.50 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $991.00 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $980.00 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.
The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Term sheet to product supplement no. 4a-I dated November 7, 2014, underlying supplement no. 1a-I dated November 7, 2014 and the prospectus and prospectus supplement, each dated November 7, 2014
Registration Statement No. 333-199966; Rule 433

Key Terms

Fund: The Materials Select Sector SPDR® Fund (Bloomberg ticker: XLB)
Contingent Interest Payments:
If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $15.875 (equivalent to a Contingent Interest Rate of at least 6.35% per annum, payable at a rate of at least 1.5875% per quarter) (to be provided in the pricing supplement).
If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.
Contingent Interest Rate: At least 6.35% per annum, payable at a rate of at least 1.5875% per quarter (to be provided in the pricing supplement)
Interest Barrier /Trigger Value: 75.00% of the Initial Value
Buffer Amount: 25.00%
Downside Leverage Factor: 1.3333
Pricing Date: On or about October 20, 2015
Original Issue Date (Settlement Date): On or about October 23, 2015
Review Dates*: January 20, 2016, April 20, 2016, July 20, 2016, October 20, 2016, January 20, 2017, April 20, 2017, July 20, 2017, October 20, 2017, January 22, 2018, April 20, 2018, July 20, 2018 and October 22, 2018 (final Review Date)
Interest Payment Dates*: January 25, 2016, April 25, 2016, July 25, 2016, October 25, 2016, January 25, 2017, April 25, 2017, July 25, 2017, October 25, 2017, January 25, 2018, April 25, 2018, July 25, 2018 and the Maturity Date
Maturity Date*: October 25, 2018
Call Settlement Date*: If the notes are automatically called on any Review Date (other than the first, second, third and final Review Dates), the first Interest Payment Date immediately following that Review Date
* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Automatic Call:
If the closing price of one share of the Fund on any Review Date (other than the first, second, third and final Review Dates) is greater than or equal to the Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.  No further payments will be made on the notes.
Payment at Maturity:
If the notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
If the notes have not been automatically called and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Fund Return + Buffer Amount) ×
Downside Leverage Factor]
If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose some or all of your principal amount at maturity.
Fund Return:
(Final Value – Initial Value)
Initial Value
Initial Value:
The closing price of one share of the Fund on the Pricing Date
Final Value:
The closing price of one share of the Fund on the final Review Date
Share Adjustment Factor:
The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Pricing Date.  The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund.  See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement no. 4a-I for further information.

TS-1 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Materials Select Sector SPDR® Fund

How the Notes Work

Payments in Connection with the First, Second and Third Review Dates
Payments in Connection with Review Dates (Other Than the First, Second, Third and Final Review Dates)
Payment at Maturity If the Notes Have Not Been Automatically Called

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Total Contingent Interest Payments
The table below illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes based on a hypothetical Contingent Interest Rate of 6.35% per annum, depending on how many Contingent Interest Payments are made prior to automatic call or maturity.  The actual Contingent Interest Rate will be provided in the pricing supplement and will be at least 6.35% per annum.
Number of Contingent Interest Payments	Total Contingent Interest Payments
12	$190.500
11	$174.625
10	$158.750
9	$142.875
8	$127.000
7	$111.125
6	$95.250
5	$79.375
4	$63.500
3	$47.625
2	$31.750
1	$15.875
0	$0.000

TS-3 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Materials Select Sector SPDR® Fund

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to a hypothetical Fund, assuming a range of performances for the hypothetical Fund on the Review Dates.  The hypothetical payments set forth below assume the following:
•	an Initial Value of $100.00;
•	an Interest Barrier and a Trigger Value of $75.00 (equal to 75.00% of its hypothetical Initial Value);
•	a Buffer Amount of 25.00%;
•	a Downside Leverage Factor of 1.3333; and
•	a Contingent Interest Rate of 6.35% per annum (payable at a rate of 1.5875% per quarter).
The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value.  The actual Initial Value will be the closing price of one share of the Fund on the Pricing Date and will be provided in the pricing supplement.  For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this term sheet.
Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes.  The numbers appearing in the following examples have been rounded for ease of analysis.
Example 1 — Notes are automatically called on the fourth Review Date.
Date	Closing Price	Payment (per $1,000 principal amount note)
First Review Date	$105.00	$15.875
Second Review Date	$110.00	$15.875
Third Review Date	$105.00	$15.875
Fourth Review Date	$105.00	$1,015.875
	Total Payment	$1,063.50 (6.35% return)
Because the closing price of one share of the Fund on the fourth Review Date is greater than or equal to the Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,015.875 (or $1,000 plus the Contingent Interest Payment applicable to the fourth Review Date), payable on the applicable Call Settlement Date.  The notes are not automatically callable before the fourth Review Date, even though the closing price of one share of the Fund on each of the first, second and third Review Dates is greater than the Initial Value. When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,063.50  No further payments will be made on the notes.
Example 2 — Notes have NOT been automatically called and the Final Value is greater than or equal to the Trigger Value.
Date	Closing Price	Payment (per $1,000 principal amount note)
First Review Date	$95.00	$15.875
Second Review Date	$85.00	$15.875
Third through Eleventh Review Dates	Less than Interest Barrier	$0
Final Review Date	$90.00	$1,015.875
	Total Payment	$1,047.625 (4.7625% return)
Because the notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,015.875 (or $1,000 plus the Contingent Interest Payment applicable to the final Review Date).  When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,047.625.

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Example 3 — Notes have NOT been automatically called and the Final Value is less than the Trigger Value.
Date	Closing Price	Payment (per $1,000 principal amount note)
First Review Date	$60.00	$0
Second Review Date	$55.00	$0
Third through Eleventh Review Dates	Less than Interest Barrier	$0
Final Review Date	$50.00	$666.675
	Total Payment	$666.675 (-33.3325% return)
Because the notes have not been automatically called, the Final Value is less than the Trigger Value and the Fund Return is -50.00%, the payment at maturity will be $666.675 per $1,000 principal amount note, calculated as follows:
$1,000 + [$1,000 × (-50.00% + 25.00%) × 1.3333] = $666.675
The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called.  These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.
Selected Risk Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal.  If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose 1.3333% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 25.00%.  Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —
If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier.  If the closing price of one share of the Fund on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.  Accordingly, if the closing price of one share of the Fund on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. —
Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,
regardless of any appreciation in the price of the Fund, which may be significant.  You will not participate in any appreciation in the price of the Fund.
•	POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes.  In performing these duties, our economic interests are potentially adverse to your interests as an investor in the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

TS-5 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Materials Select Sector SPDR® Fund

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —
If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND —
The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —
The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in the Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares in the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.
During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.
•	RISKS ASSOCIATED WITH THE MATERIALS SECTOR —
All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the materials sector.  Market or economic factors impacting materials companies and companies that rely heavily on materials could have a major effect on the value of the Fund.  Many companies in this sector are significantly affected by the level and volatility of commodity prices, the exchange value of the dollar, import controls, worldwide competition, environmental policies and consumer demand. At times, worldwide production of industrial materials has exceeded demand as a result of over-building or economic downturns, leading to poor investment returns or losses. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The materials sector may also be affected by economic cycles, technical progress, labor relations, and government regulations.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —
The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

TS-6 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Materials Select Sector SPDR® Fund

•	THE RISK OF THE CLOSING PRICE OF THE FUND FALLING BELOW THE INTEREST BARRIER OR THE TRIGGER VALUE IS GREATER IF THE PRICE OF THE FUND IS VOLATILE.
•	LACK OF LIQUIDITY —
The notes will not be listed on any securities exchange.  Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.  You may not be able to sell your notes.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —
You should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Contingent Interest Rate.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT —
The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.
•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of the Fund.  Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the

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price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.  See “Risk Factors — Risks Relating to the Estimated Value of Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.
The Fund

The Fund is an exchange-traded fund of the Select Sector SPDR® Trust, a registered investment company, that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Materials Select Sector Index, which we refer to as the Underlying Index with respect to the Fund.  The Materials Select Sector Index is a modified market capitalization-based index that measures the performance of the materials sector of the S&P 500® Index.  The Materials Select Sector Index includes companies in the following industries: chemicals, metals and mining, paper and forest products, containers and packaging and construction materials.  For additional information about the Fund, see the information set forth in Annex A.
Historical Information
The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 8, 2010 through October 16, 2015.  The closing price of one share of the Fund on October 19, 2015 was $43.78.  We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.
The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Review Date.  We cannot give you assurance that the performance of the Fund will result in the return of any of your principal amount or the payment of any interest.

Historical Performance of the Materials Select Sector SPDR® Fund
60
50
40
30
20
10
0
Price ($)
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Source: Bloomberg

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I.  In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 4a-I.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the

TS-8 | Structured Investments Auto Callable Contingent Interest Notes Linked to the Materials Select Sector SPDR® Fund

nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.
Non-U.S. holders should also note that, notwithstanding anything to the contrary in the accompanying product supplement no. 4a-I, recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” generally will not apply to the notes.
FATCA.  Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). Notwithstanding anything to the contrary in the accompanying product supplement no. 4a-I, under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) of a taxable disposition, including an early redemption or redemption at maturity, of the notes.  You should consult your tax adviser regarding the potential application of FATCA to the notes.
In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.
JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”
The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.
JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.
JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging

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profits.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.
Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”
Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “How the Notes Work” and “Hypothetical Payout Examples” in this term sheet for an illustration of the risk-return profile of the notes and “Annex A” in this term sheet for a description of the market exposure provided by the notes.
The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.
Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I, underlying supplement no. 1a-I and this term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.
You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I and “Risk Factors” in the accompanying underlying supplement no. 1a-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

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You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf
Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

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Annex A
The Materials Select Sector SPDR® Fund
We have derived all information contained in this term sheet regarding the Materials Select Sector SPDR® Fund from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the “Select Sector Trust”) and SSgA Funds Management, Inc. (“SSFM”).  The Materials Select Sector SPDR® Fund is an investment portfolio managed by SSFM, the investment adviser to the Materials Select Sector SPDR® Fund.  The Materials Select Sector SPDR® Fund is an exchange-traded fund (“ETF”) that trades on the NYSE Arca, Inc. under the ticker symbol “XLB.”
The Select Sector Trust is a registered investment company that consists of nine separate investment portfolios (each, a “Select Sector SPDR® Fund”), including the Materials Select Sector SPDR® Fund.  Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (as defined below).  The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index.  The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index.  The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.
Information provided to or filed with the SEC by the Select Sector Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding the Select Sector Trust or the Materials Select Sector SPDR® Fund, please see the Materials Select Sector SPDR® Fund’s prospectus.  In addition, information about the Select Sector Trust, SSFM and the Materials Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector Trust website at http://www.sectorspdrs.com.  We make no representation or warranty as to the accuracy or completeness of such information.  Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this term sheet.
Investment Objective
The Materials Select Sector SPDR® Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Materials Select Sector Index.  For more information about the Materials Select Sector Index, please see “— The Materials Select Sector Index” below.
Investment Strategy — Replication
The Materials Select Sector SPDR® Fund employs a replication strategy in seeking to track the performance of the Materials Select Sector Index.  This means that the Materials Select Sector SPDR® Fund typically invests in substantially all of the securities represented in the Materials Select Sector Index in approximately the same proportions as the Materials Select Sector Index.  SSFM may sell securities that are represented in the Materials Select Sector Index, or purchase securities that are not yet represented in the Materials Select Sector Index, in anticipation of their removal from or addition to the Materials Select Sector Index.  Further, SSFM may choose to overweight securities in the Materials Select Sector Index, purchase or sell securities not in the Materials Select Sector Index or utilize various combinations of other available techniques, in seeking to track the Materials Select Sector Index.
Under normal market conditions, the Materials Select Sector SPDR® Fund generally invests substantially all, but at least 95%, of its total assets in the securities composing the Materials Select Sector Index. In addition, the Materials Select Sector SPDR® Fund may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).  Swaps, options and futures contracts, convertible securities and structured notes may be used by the Materials Select Sector SPDR® Fund in seeking performance that corresponds to the Materials Select Sector Index and in managing cash flows.  SSFM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the Materials Select Sector Index to be reflected in the portfolio composition of the Materials Select Sector SPDR® Fund. The Board of Trustees of the Select Sector Trust may change the Materials Select Sector SPDR® Fund’s investment strategy and certain other policies without shareholder approval.
There may, however, be instances where SSFM intends to employ a sampling strategy in managing the Materials Select Sector SPDR® Fund. Sampling means that SSFM will use quantitative analysis to select securities, including securities in the Materials Select Sector Index, outside of the Materials Select Sector Index and derivatives, that have a similar investment profile as the Materials Select Sector

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Index in terms of key risk factors, performance attributes and other economic characteristics.  These include industry weightings, market capitalization, and other financial characteristics of securities.
Correlation
The Materials Select Sector Index is a theoretical financial calculation, while the Materials Select Sector SPDR® Fund is an actual investment portfolio.  The performance of the Materials Select Sector SPDR® Fund’s return may not match or achieve a high degree of correlation with the return of the Materials Select Sector Index due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.
Holdings Information
As of October 19, 2015, the Materials Select Sector SPDR® Fund included 30 companies.  The following table summarizes the Materials Select Sector SPDR® Fund’s 10 holdings in individual securities as of that date.
Top 10 Holdings in Individual Securities as of October 19, 2015
Security	Percentage of Total Holdings
Dow Chemical Company	10.52%
E. I. du Pont de Nemours and Company	9.89%
Monsanto Company	8.14%
LyondellBasell Industries NV	6.67%
Ecolab Inc.	6.08%
Praxair Inc.	5.99%
PPG Industries Inc.	4.90%
Air Products and Chemicals Inc.	4.51%
Sherwin-Williams Company	3.73%
International Paper Company	3.37%

The information above was compiled from the Select Sector Trust website, without independent verification.  Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this term sheet.
The Materials Select Sector Index
We have derived all information contained in this term sheet regarding the Materials Select Sector Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC or BofA Merrill Lynch Research, as index compilation agent (the “Index Compilation Agent”).
The constituents included in the Select Sector Indices are selected by the Index Compilation Agent in consultation with S&P Dow Jones Indices LLC from the universe of companies represented by the S&P 500® Index.  For further information about the S&P 500® Index, please see “Equity Index Descriptions — S&P 500® Index in the accompanying underlying supplement no. 1a-I.  The composition and weighting of the components included in the Select Sector Indices can be expected to differ from the composition and weighting of components included in any similar S&P 500® sector index that is published and disseminated by S&P Dow Jones Indices LLC.  S&P Dow Jones Indices LLC acts as the index calculation agent in connection with the calculation and dissemination of the Select Sector Indices.  S&P Dow Jones Indices LLC’s only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P Dow Jones Indices LLC without regard to the Index Compilation Agent.

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The Materials Select Sector Index is a modified market capitalization-based index that measures the performance of the materials sector of the S&P 500® Index.  The Materials Select Sector Index includes companies in the following industries: chemicals, metals and mining, paper and forest products, containers and packaging and construction materials.  The Materials Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a “Select Sector Index.”
Construction and Maintenance
The Select Sector Indices are developed, maintained and calculated  in accordance with the following criteria:
•	Each of the component stocks in the Select Sector Indices (the “Component Stocks”) is a constituent company of the S&P 500® Index.
•	Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.
•	The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P Dow Jones Indices LLC, assigns a particular company’s stock to a Select Sector Index based on that company’s classification under the Global Industry Classification Standard (GICS).
•	The Select Sector Indices are calculated using the same methodology utilized by S&P Dow Jones Indices LLC in calculating the S&P 500® Index. The daily calculation of a Select Sector Index is computed by dividing the total market value of the companies in that Select Sector Index by a number called the index divisor.
•	The Select Sector Indices are calculated by S&P Dow Jones Indices LLC using a modified “market capitalization” methodology subject to a capping methodology that implements Internal Revenue Code diversification requirements that are applicable to exchange-traded funds. For reweighting purposes, the Select Sector Indices are rebalanced quarterly after the close of business on the second to last calculation day of March, June, September and December using the following procedures:
1.	The rebalancing reference date is two business days prior to the last calculation day of March, June, September and December.
2.	With prices reflected on the rebalancing reference date, and membership, shares outstanding, and other metrics as of the rebalancing effective date, each company is weighted using the modified market capitalization methodology. Modifications are made as described below.
3.	The Select Sector Indices are first evaluated based on their companies’ modified market capitalization weights to ensure none of the Select Sector Indices breach the maximum allowable limits defined in paragraphs 4 and 7 below. If a Select Sector Index breaches any of the allowable limits, the companies are reweighted based on their float-adjusted market capitalization weights calculated using the prices as of the rebalancing reference date, and membership, shares outstanding and other metrics as of the rebalancing effective date.
4.	If any company has a weight greater than 24%, that company has its float-adjusted market capitalization weight capped at 23%. The cap is set to 23% to allow for a 2% buffer. This buffer is needed to ensure that no company exceeds 25% as of the quarter end diversification requirement date.
5.	All excess weight is equally redistributed to all uncapped companies within the relevant Select Sector Capped Index.
6.	After this redistribution, if the float-adjusted market capitalization weight of any other company then breaches 23%, the process is repeated iteratively until no company breaches the 23% weight cap.
7.	The sum of the companies with weight greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
8.	If the rule in paragraph 7 is breached, all the companies are ranked in descending order of their float-adjusted market capitalization weights and the first stock that causes the 50% limit to be breached is identified. The weight of this company is, then, reduced to 4.6%.
9.	This excess weight is equally redistributed to all companies with weights below 4.6%. This process is repeated iteratively until paragraph 7 is satisfied.

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10.	Index share amounts are assigned to each constituent to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each constituent at the rebalancing differs somewhat from these weights due to market movements.
If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure the Select Sector Indices conform to all diversification requirements.

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